

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-mail
John Poyhonen
President and Chief Executive Officer
Senomyx, Inc.
4767 Nexus Centre Drive
San Diego, CA 92121

Re: **Senomyx, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 0-50791

Dear Mr. Poyhonen:

We refer you to our comment letter dated December 31, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
Assistant Director
Division of Corporation Finance

Charles Bair
Cooley LLP